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                                   Exhibit 3


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Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

RESIGNATION OF DIRECTOR

In compliance with Rule 3.67 of the JSE Listings Requirements, DRD announces that, with effect from Thursday, 24 April 2003, Mr Frik Coetzee has retired from the board of directors of DRD.


Johannesburg
29 April 2003

Sponsor
Standard Corporate & Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)